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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____ January 2000

<u>DESERT SUN MINING CORP.</u>

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada M5H 2M5
Executive Offices

1. Form 61-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report
    Quarter Ended February 28, 1999

2. Form 61-901F, Schedule A, Annual Financial Statements and B &C, Quarterly Report
    Year ended August 31, 1999

3. Form 61-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report
    First Quarter Ended November 30, 1999

4. Form 61-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report
    Third Quarter Ended May 31, 2000

5. Information Circular and Proxy as filed 01/29/2000

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx
Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby
furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.   Yes ___
No xxx

SEC 1815 (11-2002) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the
                     form displays a currently valid OMB control number.

FORM 61

QUARTERLY REPORT

Incorporated as part of:

    X   Schedule A

            Schedules B & C

ISSUER DETAILS:

Name of Issuer:	DESERT SUN MINING CORP.
Issuer's Address:	#610 - 650 West Georgia St., Vancouver, B.C. V6B 4N7
Contact Person:	Thomas R. Tough
Contact's Position:	Director
Contact's Telephone Number:	(604) 685-2542
For Quarter Ended:	1999/02/28
Date of Report:	1999/05/13

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.   PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Thomas R. Tough	"Thomas R. Tough"	1999 May 27
Jane G. Tough	"Jane G. Tough"	1999 May 27

DESERT SUN MINING CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

28 FEBRUARY 1999

Unaudited - See Notice to Reader

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Desert Sun Mining Corp. (An Exploration Stage Company) as at 28 February 1999 and the interim consolidated statements of operations and cash flows for the six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Staley, Okada, Chandler & Scott"

Langley, B.C.	STALEY, OKADA, CHANDLER & SCOTT
13 May 1999	CHARTERED ACCOUNTANTS

Desert Sun Mining Corp.   Statement 1
(An Exploration Stage Company)

Interim Consolidated Balance Sheet
As at 28 February
Canadian Funds
Unaudited - See Notice to Reader

ASSETS		1999		1998
Current				
Cash	$	1,998	$	229,115
Accounts receivable		7,783		13,285
Prepaid expenses		-		1,800
Security deposit		2,315		3,881
		12,096		248,081
Capital Assets, net of accumulated amortization		17,727		22,050
Resource Property Costs - Schedule		726,576		551,344
	$	756,399	$	821,475
LIABILITIES Current				
Accounts payable and accrued liabilities	$	117,920	$	44,481
Due to related parties		126,558		93,572
		244,478		138,053
Non-Controlling Interest in Sun River Gold Phils. Inc.		7,080		7,080
SHAREHOLDERS' EQUITY Share Capital				
Authorized:				
50,000,000 common shares without par value				
Issued and fully paid:				
13,013,474 (12,639,063) shares		6,693,257		6,604,407
Deficit - Statement 2		(6,188,416)		(5,928,065)
		504,841		676,342
	$	756,399	$	821,475

ON BEHALF OF THE BOARD:

"Thomas R. Tough"   , Director

"Jane R. Tough"   , Director

- See Accompanying Note -

Desert Sun Mining Corp.   Statement 2
(An Exploration Stage Company)

Interim Consolidated Statement of Operations
For the Six Months Ended 28 February
Canadian Funds
Unaudited - See Notice to Reader

		1999		1998
Operating Expenses				
Amortization	$	1,249	$	1,398
General and administrative		115,012		123,998
Write-off of resource property costs		-		42,154
Loss for the Period		116,261		167,550
Deficit - Beginning of period		6,072,155		5,760,515
Deficit - End of Period	$	6,188,416	$	5,928,065
Loss per Share - Basic	$	0.01	$	0.01
Weighted Average Number of Shares Outstanding		13,011,807		12,639,063

- See Accompanying Note -

Desert Sun Mining Corp.   Statement 3
(An Exploration Stage Company)

Interim Consolidated Statement of Cash Flows
For the Six Months Ended 28 February
Canadian Funds
Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)		1999		1998
Operating Activities				
Loss for the period	$	(116,261)	$	(167,550)
Items not affecting cash				
Amortization		1,249		1,398
Write-off of resource property costs		-		42,154
Changes in current assets and liabilities				
Accounts receivable		300		(646)
Accounts payable and accrued liabilities		72,671		21,033
Due to related party		38,125		36,803
		(370)		(63,544)
Investing Activities				
Resource property costs		(76,596)		(257,364)
Capital assets, net		569		(2,639)
Security deposit		-		694
		(76,027)		(259,309)
Financing Activities				
Issuance of shares		4,900		-
Net Decrease in Cash		(71,497)		(322,853)
Cash position - Beginning of period		73,495		551,968
Cash Position - End of Period	$	1,998	$	229,115
Supplemental Schedule of Non-Cash Transactions				
Issuance of shares for finder's fee	$	3,750	$	-
Amortization included in resource property costs	$	902	$	1,060

- See Accompanying Note -

Desert Sun Mining Corp.   Schedule
(An Exploration Stage Company)

Interim Consolidated Schedule of Resource Property Costs
For the Six Months Ended 28 February
Canadian Funds
Unaudited - See Notice to Reader

	1999	1998
Mineral		
Violeta, Crisantemo, Anaconda, Garu Francia and		
Progreso Concessions, Bolivia, S.A.		
Professional fees	$ -	$ 6,979
Batangas Gold Project, South Luzon Island, Philippines		
Acquisition costs	42,235	79,476
Amortization	902	1,060
Assays	-	11,563
Camp and general	6,071	5,115
Campsite	236	32,690
Equipment rental	-	16,027
Geological	1,700	31,223
Loss on foreign exchange	179	28,320
Professional fees	23,205	2,542
Survey	-	212
Travel and promotion	2,068	6,982
	76,596	215,210
Oil and Gas		
Oil and Gas Leases, Marion County, Illinois, U.S.A.		
Drilling	-	35,175
Costs for the Period	76,596	257,364
Balance - Beginning of period	649,980	336,134
Write-off of resource property costs	-	(42,154)
Balance - End of Period	$ 726,576	$ 551,344

- See Accompanying Note -

Desert Sun Mining Corp.
(An Exploration Stage Company)

Note to Interim Financial Statements

28 February 1999
Canadian Funds
Unaudited - See Notice to Reader

Comparative Figures

The interim financial statements for the quarter, which are presented for comparative purposes, were prepared by management.

The comparative figures have been reclassified where applicable in order to conform to the presentation used in the current quarter.

FORM 61

QUARTERLY REPORT

Incorporated as part of:

Schedule A

X   Schedules B & C

ISSUER DETAILS:

Name of Issuer:	DESERT SUN MINING CORP.
Issuer's Address:	#610 - 650 West Georgia St., Vancouver, B.C. V6B 4N7
Contact Person:	Thomas R. Tough
Contact's Position:	Director
Contact's Telephone Number:	(604) 685-2542
For Quarter Ended:	1999/02/28
Date of Report:	1999/05/13

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Thomas R. Tough	"Thomas R. Tough"	1999 May 27
Jane G. Tough	"Jane G. Tough"	1999 May 27

SCHEDULE B

1. YEAR TO DATE REQUIREMENTS

a) Deferred costs, exploration and development:

See interim consolidated financial statements for details. b) General and administrative:

Automotive	$	751
Bank charges and interest, net		(185)
Consulting		2,000
Foreign exchange		(398)
Investor relations and shareholders information		6,000
Management fee		20,000
Office and miscellaneous		12,199
Professional fees		60,222
Rent		6,593
Transfer agent, listing and filing fees		6,326
Travel and promotion		1,504
	$	115,012

c) Expenditures to non-arms length parties:

Management fee paid to a director and officer	$	20,000
Legal fees paid to a director of a subsidiary company		1,958
	$	21,958

2. FOR THE QUARTER ENDED 28 FEBRUARY 1999

a) Securities issued: NONE

b) Options granted: NONE

3. AS AT 28 FEBRUARY 1999

a) Authorized and issued share capital:

Class	Par Value	Authorized Number	Issued Number	Amount
Common	NPV	50,000,000	13,013,474	$6,693,257

b) Summary of options, warrants and convertible securities outstanding:

Security	Number	Price	Expiry Date Options
	1,013,900	$0.23	8 April 2003
	50,000	$0.20	16 September 2003
Warrants	110,000	$0.23	7 July 1999
	Or	$0.26	7 July 2000

3. Continued

c)   Shares in escrow or subject to pooling:

749,980 escrow shares

d)   List of directors:
Thomas R. Tough
Jane G. Tough
Navdip Singh Badyal
John Carlo Loretto

SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from, December 1, 1998 to February 28, 1999:

The Company is waiting for the final Government approval and the signing of the Mineral Processing Sharing Agreement (MPSA) application by the Department of Energy and Natural Resources (DENR). The Mineral Production Sharing Agreement (MPSA) includes several claims covering some 3,280.5 hectares which contain 12 known gold-bearing veins as well as the Ulanin epithermal gold-bearing breccia/stockworks zone. The Ulanin zone, within the grid area, is some 300 metres wide and 1.2 kilometres long.

The Company's consultant, Mr. John Perry, P.Geo., in his report dated February 4, 1998, has recommended a program comprised 24 drill holes totalling a length of some 3,350 metres. The drilling forms Phase I of his recommended drill program proposed in his 1997 report. The purpose of the drilling is to test the Ulanin area for its potential to host bulk mineable resources within the auriferous breccia/stockworks zone.

The Ulanin Zone has been identified from results obtained from soil/eluvium geochemistry, an IP/resistivity geophysical survey, detailed geological mapping, surface rock sampling all recently carried out by Desert Sun Mining Corp., and from previous mapping, fluid inclusion studies and trenching and pitting carried out between 1987 and 1993.

Surface grab samples, taken from within the grid area covering the Ulanin Zone assayed from 0.03 gm. Au/tonne to 15.86 gm. Au/tonne, and the gold soil anomalies support the possibility of an eastward extension to the breccia/stockworks zone along much of its length.

The Company has been examining other opportunities to participate in exploration projects in the Philippines, Indonesia, Africa and Chile. In October 1998, the Company entered into negotiations with a company to acquire a 50% interest in a diamond exploration joint venture in Namibia, Africa. Upon completion of a due diligence review the Company decided not to enter into a formal agreement to participate in the joint venture.

The Company's Form 20F has been filed with and approved by the United States Securities and Exchange Commission The Form 20F is a required to maintain the Company's listing on the NASDAQ Electronic Bulletin Board.

FINANCIAL ANALYSIS
A partial property payment of $25,000.00 US was made in October 1998 to Batangas Exploration and Development, Inc. No further payments are due until such time that the final government approval of the MPSA is received.

FORM 61

QUARTERLY REPORT

Incorporated as part of:

  X   Schedule A

                Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Desert Sun Mining Corp.
Issuer's Address:	#610 - 650 West Georgia Street, Vancouver, B.C. V6B 4N7
Contact Person:	Thomas R. Tough
Contact's Position:	President and Director
Contact's Telephone Number:	685-2542
For Quarter Ended:	1999/08/31
Date of Report:	2000/01/20

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Thomas R. Tough	"Thomas R. Tough"	28 January 2000
Jane G. Tough	"Jane G. Tough"	28 January 2000

DESERT SUN MINING CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 AUGUST 1999 and 1998

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

AUDITORS' REPORT

To the Shareholders of Desert Sun Mining Corp.:

We have audited the consolidated balance sheet of Desert Sun Mining Corp. (An Exploration Stage Company) as at 31 August 1999 and 1998 and the consolidated statements of shareholders' equity, operations and cash flows for each of the three years in the period ended 31 August 1999 and cumulative from inception (21 May 1980) through to 31 August 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31 August 1999 and 1998 and the results of its operations and its cash flows for each of the three years ended 31 August 1999 and cumulative from inception (21 May 1980) through 31 August 1999 and the changes in shareholders' equity from inception (21 May 1980) through 31 August 1999 in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

"Staley, Okada, Chandler & Scott"

Langley, B.C.   STALEY, OKADA, CHANDLER & SCOTT
20 January 2000   CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR THE U.S. READER ON
   CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those referred to in Note 1 to the consolidated financial statements. Our report to the shareholders dated 20 January 2000 is expressed in accordance with Canadian reporting standards which does not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

"Staley, Okada, Chandler & Scott"

Langley, B.C.   STALEY, OKADA, CHANDLER & SCOTT
20 January 2000   CHARTERED ACCOUNTANTS

Desert Sun Mining Corp.   Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheet

As at 31 August
Canadian Funds

ASSETS		1999		1998
Current				
Cash	$	4,980	$	73,495
Accounts receivable		764		11,329
Prepaid expenses		-		300
Security deposit		-		2,315
		5,744		87,439
Capital Assets (Note 5)		9,994		19,545
Resource Property Costs - Schedule (Note 4)		-		649,980
	$	15,738	$	756,964

LIABILITIES Current				
Accounts payable and accrued liabilities	$	140,077	$	45,249
Due to related parties (Note 6)		151,251		88,433
		291,328		133,682
Non-Controlling Interest in Sun River Gold Phils. Inc.		7,080		7,080

Continued Operations (Note 1)

Contingent Liability (Note 11)

SHAREHOLDERS' EQUITY (DEFICIENCY) Share Capital (Note 7)

Authorized:
  50,000,000 common shares without par value
Issued and fully paid:

13,013,474 (13,004,063) shares		6,693,257		6,688,357
Deficit - Statement 2		(6,975,927)		(6,072,155)
		(282,670)		616,202
	$	15,738	$	756,964

ON BEHALF OF THE BOARD:

"Thomas R. Tough", Director

"Jane G. Tough", Director

- See Accompanying Notes -

18

Desert Sun Mining Corp. Statement 2a
(An Exploration Stage Company)

Consolidated Statement of Shareholders' Equity

Canadian Funds

	Common Shares		Accumulated	
	Number	Amount	Deficit	Total
Balance at inception-21May1980	-	$ -	$ -	$ -
Issuance of shares for cash	1,985,000	358,400	-	358,400
Issuance of shares for property	200,000	40,000	-	40,000
Loss for the period			(76,005)	(76,005)
Balance-30June1981	2,185,000	398,400	(76,005)	322,395
Issuance of shares for cash	50,000	20,000	-	20,000
Issuance of shares for property	(200,000)	(40,000)	-	(40,000)
Loss for the period			(103,570)	(103,570)
Balance-30June1982	2,035,000	378,400	(179,575)	198,825
Issuance of shares for cash	310,000	146,000	-	146,000
Loss for the period			(207,254)	(207,254)
Balance-30June1983	2,345,000	524,400	(386,829)	137,571
Issuance of shares for cash	100,000	15,000	-	15,000
Issuance of shares on settlement of debt	337,300	79,297	-	79,297
Loss for the period			(119,422)	(119,422)
Balance-30June1984	2,782,300	618,697	(506,251)	112,446
Consolidation of shares on a 1 for 4 basis	(2,086,725)	-	-	-
Balance after consolidation	695,575	618,697	(506,251)	112,446
Loss for the period			(222,162)	(222,162)
Balance-30June1985	695,575618,697	(728,413)		(109,716)
Exercise of options	50,806	25,702	-	25,702
Issuance of shares on settlement of debt	656,114	121,438	-	121,438
Loss for the period			(90,922)	(90,922)
Balance-30June1986	1,402,495	765,837	(819,335)	(53,498)
Issuance of shares for cash	1,090,625	446,222	-	446,222
Exercise of options	50,000	38,500	-	38,500
Exercise of warrants	300,000	240,000	-	240,000
Issuance of shares on settlement of debt	13,258	11,800	-	11,800
Share issuance costs	-	(85,000)	-	(85,000)
Loss for the period			(199,462)	(199,462)
Balance-30June1987	2,856,378	1,417,359	(1,018,797)	398,562
Issuance of shares for cash	424,000	372,590	-	372,590
Exercise of options	141,319	113,226	-	113,226
Exercise of warrants	7,500	8,250	-	8,250
Issuance of shares for property	150,000	202,250	-	202,250
Loss for the period			(310,420)	(310,420)
Balance-30June1988	3,579,197	$2,113,675	$(1,329,217)	$784,458

-Continued Next Page-

Desert Sun Mining Corp.   Statement 2b
(An Exploration Stage Company)
Consolidated Statement of Shareholders' Equity
Canadian Funds

	Common Shares		Accumulated	
	Number	Amount	Deficit	Total
Balance-30June1988-Continued	3,579,197	$2,113,675	$(1,329,217)	$784,458
Issuance of shares for cash	138,887	92,500	-	92,500
Exercise of options	439,244	273,001	-	273,001
Issuance of shares for property	68,323	30,062	-	30,062
Loss for the period			(363,636)	(363,636)
Balance-30June1989	4,225,651	2,509,238	(1,692,853)	816,385
Issuance of shares for cash	684,210	130,000	-	130,000
Exercise of options	2,314,230	538,030	-	538,030
Issuance of shares on settlement of debt	777,984	140,037	-	140,037
Issuance of shares for property	100,000	18,000	-	18,000
Issuance of shares for equipment	200,000	49,000	-	49,000
Loss for the period			(226,197)	(226,197)
Balance-30June1990	8,302,075	3,384,305	(1,919,050)	1,465,255
Consolidation of shares on a 1 for 6 basis	(6,918,396)	-	-	-
Balance after consolidation	1,383,679	3,384,305	(1,919,050)	1,465,255
Issuance of shares for cash	1,000,000	405,000	-	405,000
Exercise of options	21,286	19,158	-	19,158
Issuance of warrants	26,316	30,000	-	30,000
Loss for the period			(184,483)	(184,483)
Balance-30June1991	2,431,281	3,838,463	(2,103,533)	1,734,930
Issuance of shares for cash	137,000	55,485	-	55,485
Exercise of warrants	11,000	4,950	-	4,950
Loss for the period			(32,776)	(32,776)
Balance-31August1991	2,579,281	3,898,898	(2,136,309)	1,762,589
Issuance of shares for cash	389,000	101,140	-	101,140
Exercise of options	390,000	200,000	-	200,000
Exercise of warrants	366,500	174,515	-	174,515
Loss for the period			(533,739)	(533,739)
Balance-31August1992	3,724,781	4,374,553	(2,670,048)	1,704,505
Exercise of options	242,074	36,311	-	36,311
Loss for the period			(2,001,735)	(2,001,735)
Balance-31August1993	3,966,855	4,410,864	(4,671,783)	(260,919)
Issuance of shares on settlement of debt	1,613,400	242,010	-	242,010
Consolidation of shares on a 1 for 5 basis	(4,464,204)	-	-	-
Balance after consolidation	1,116,051	4,652,874	(4,671,783)	(18,909)
Loss for the period			(30,725)	(30,725)
Balance-31August1994	1,116,051	$ 4,652,874	$ (4,702,508)	$(49,634)

- Continued Next Page -

Desert Sun Mining Corp.   Statement 2c
(An Exploration Stage Company)
Consolidated Statement of Shareholders' Equity
Canadian Funds

| | Common Shares | | Accumulated | |
	Number	Amount	Deficit	Total
Balance-31August1994-Continued	1,116,051	$4,652,874	$(4,702,508)	$(49,634)
Issuance of shares for cash	1,400,000	215,269	-	215,269
Exercise of warrants	170,000	44,200	-	44,200
Loss for the period			(97,936)	(97,936)
Balance-31August1995	2,686,051	4,912,343	(4,800,444)	111,899
Stock split on a 2 for 1 basis	2,686,051	-	-	-
Balance after stock split	5,372,102	4,912,343	(4,800,444)	111,899
Issuance of shares for cash	2,328,324	551,142	-	551,142
Exercise of warrants	173,680	49,499	-	49,499
Issuance of shares for property	400,000	180,000	-	180,000
Loss for the period			(396,596)	(396,596)
Balance-31August1996	8,274,106	5,692,984	(5,197,040)	495,944
Issuance of shares for cash	420,000	380,000	-	380,000
Shares issuance costs	18,803	-	-	-
Exercise of warrants	3,926,154	531,423	-	531,423
Loss for the period			(563,475)	(563,475)
Balance-31August1997	12,639,063	6,604,407	(5,760,515)	843,892
Issuance of shares for cash	115,000	26,450	-	26,450
Exercise of options	250,000	57,500	-	57,500
Loss for the period			(311,640)	(311,640)
Balance-31August1998	13,004,063	6,688,357	(6,072,155)	616,202
Issuance of shares for property	4,411	3,750	-	3,750
Exercise of warrants	5,000	1,150	-	1,150
Loss for the period			(903,772)	(903,772)
Balance-31August1999	13,013,474	$ 6,693,257	$ (6,975,927)	$(282,670)

- See Accompanying Notes -

Desert Sun Mining Corp.   Statement 3
(An Exploration Stage Company)
Consolidated Statement of Operations
Canadian Funds

	Cumulative Amounts 21 May 1980 to 31 August 1999	Year Ended 31 August 1999	Year Ended 31 August 1998	Year Ended 31 August 1997
Operating Expenses				
Write-off of resource property costs	$3,659,965	$ 745,810	$ 42,154	$362,844
General and administrative (Note 9)	2,944,880	143,049	266,643	198,676
Write-off of investments in joint ventures	226,946	-	-	-
Write-off of capita assets	157,341	7,053	-	-
Interest	29,809	-	-	-
Amortization	21,718	2,498	2,843	1,955
Bad debts	19,680	5,362	-	-
Engineering	13,214	-	-	-
Loss on disposal of capital assets	5,570	-	-	-
Royalties	(2,500)	-	-	-
Gain on sale of marketable securities	(9,876)	-	-	-
Gain on settlement of outstanding debts	(13,584)	-	-	-
Interest income	(28,207)	-	-	-
Sale of data	(49,029)	-	-	-
Loss for the Period	6,975,927	903,772	311,640	563,475
Deficit-Beginning of period	-	6,072,155	5,760,515	5,197,040
Deficit-End of Period	$6,975,927	$ 6,975,927	$ 6,072,155	$5,760,515
Loss per Share-Basic		$ 0.07	$ 0.02	$ 0.05
Weighted Average Number of Shares Outstanding		13,012,628	12,731,050	10,952,138

- See Accompanying Notes -

Desert Sun Mining Corp.
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
Canadian Funds

Statement 4

	Cumulative Amounts 21 May 1980 to 31 August 1999	Year Ended 31 August 1999	Year Ended 31 August 1998	Year Ended 31 August 1997
Operating Activities				
Loss for the period	$(6,975,927)	$ (903,772)	$ (311,640)	$(563,475)
Items not affecting cash				
Amortization	21,718	2,498	2,843	1,955
Write-off of resource property costs	3,659,965	745,810	42,154	362,844
Write-off of investments in joint ventures	226,946	-	-	-
Write-off of capital assets	157,341	7,053	-	-
Loss on disposal of capital assets	5,570	-	-	-
Gain on settlement o outstanding debts	(13,584)	-	-	-
Gain on sale of marketable securities	(9,876)	-	-	-
Non-controlling interest in Sun River Gold Phils. Inc.	7,080	-	-	7,080
Changes in:				
Accounts receivable	(764)	10,565	5,220	(14,749)
Prepaid expenses	-	300	854	(922)
Accounts payable	748,243	94,828	21,801	5,815
Due to related parties	151,251	62,818	31,665	(13,479)
Cash used in operating activities	(2,022,037)	20,100	(207,103)	(214,931)
InvestingActivities				
Resource property costs	(2,816,540)	(92,080)	(353,880)	(542,371)
Purchase of capital assets	(608,386)	-	(3,700)	(18,186)
Proceeds on disposal of resource property	11,800	-	-	-
Proceeds on disposal of capital assets	41,600	-	-	-
Security deposit	-	2,315	2,260	(4,575)
Investment in joint ventures	(226,946)	-	-	-
Marketable securities, net	9,876	-	-	-
Cash used in investing activities	(3,588,596)	(89,765)	(355,320)	(565,132)
Financing Activities				
Share capital issued	5,615,613	1,150	83,950	911,423
Cash provided by financing activities	5,615,613	1,150	83,950	911,423
Net Increase (Decrease) in Cash	4,980	(68,515)	(478,473)	131,360
Cash position-Beginning of period	-	73,495	551,968	420,608
Cash Position-End of Period	$ 4,980	$ 4,980	$ 73,495	$ 551,968
Supplemental Schedule of Non-Cash Transactions				
Issuance of shares for property acquisition	$ 434,062	$3,750	$ -	$ -
Issuance of shares for capital assets	$49,000	$ -	$ -	$ -
Issuance of shares for settlement of debt	$594,582	$ -	$ -	$ -
Amortization included in resource Property costs	$ 422,967	$1,804	$ 2,120	$ 1,352

-See Accompanying Notes-

Desert Sun Mining Corp.   Schedule
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs

For the Years Ended 31 August
Canadian Funds

	1999	1998
Mineral		
Violeta, Crisantemo, Anaconda, Grau, Franciaand		
Progreso Concessions, Bolivia, S.A.		
Professional fees	$ -	$ 6,979
Batangas Gold Project, South Luzon Island, Philippines		
Acquisition costs	42,235	112,756
Amortization	1,804	2,120
Assays	-	11,860
Camp and general	19,520	29,648
Campsite	1,592	35,347
Equipmen rental	-	17,428
Geological	23,844	55,520
Legal	4,662	5,221
Loss (gain) on foreign exchange	(66)	26,970
Survey	-	212
Travel and promotion	2,239	16,764
	95,830	313,846
Oil and Gas		
Oil and Gas Leases, Marion County, Illinois, U.S.A.		
Drilling	-	35,175
Costs for the Year	95,830	356,000
Balance-Beginning of year	649,980	336,134
Write-off of resource property costs	(745,810)	(42,154)
Balance-End of Year	$ -	$ 649,980

- See Accompanying Notes -

Desert Sun Mining Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1999 and 1998
Canadian Funds

1.   Continued Operations

These consolidated financial statements have been prepared assuming the company will continue as a going concern for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The company has incurred substantial operating losses over the past several years, has a working capital deficiency of $285,584 and has an accumulated deficit of $6,975,927.

The ability of the company to continue as a going concern is dependent upon its ability to generate profitable operations in the future and obtain additional financing.   If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.   Significant Accounting Policies

a)   Basis of Consolidation

These consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Sun River Gold, Inc., a United States company (inactive), and its 40% owned subsidiary Sun River Gold Phils. Inc., a Philippine company.

Sun River Gold Phils. Inc. has been treated as a subsidiary as the company has de facto control by way of a voting trust giving the company voting control over the remaining 60% of the shares. The non-controlling interest has been recorded at the carrying values in the company's records.

b)   Cash and Cash Equivalents

For purposes of reporting cash flows, the company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of three months or less. The company places its cash and cash investments with institutions of high-credit worthiness. At times, such investments may be in excess of federal insurance limits.

c)   Amortization

The company provides for amortization of its capital assets, which are stated at cost, on the declining balance method at the following rates:

   Office furniture and equipment - 20% per annum
   Mining equipment - 30% per annum

One half of the annual rate is applied on acquisitions during the year.

Desert Sun Mining Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1999 and 1998
Canadian Funds

2. Significant Accounting Policies - Continued

d) Mineral Properties and Deferred Costs

Mineral exploration costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.

e) Foreign Currency Translation

Items originating in a foreign currency included in the financial statements are translated into Canadian dollars using the temporal method at the following rates: monetary assets and liabilities at the rate in effect on the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; revenue and expense items at the average rate for the year. Foreign exchange translation gains and losses are included in earnings during the year in which they occur.

f) Loss Per Share

Basic loss per share calculations are based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 13,012,628 (1998 - 12,731,050; 1997 - 10,952,138). Fully diluted loss per share has not been presented due to its anti-dilutive effect.

g) Environmental Expenditures

The operations of the company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. To date, the company has incurred no environmental expenditures relating to the exploration of mineral properties.

Desert Sun Mining Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1999 and 1998
Canadian Funds

2. Significant Accounting Policies - Continued

h) Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

i) Share Capital
i)   The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.
ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

3. Fair Value of Financial Instruments
The company's financial instruments consists of cash, accounts receivable and accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

4. Resource Property Costs
a) As at 31 August 1999, there are no active resource properties (1998 - Batangas Gold Project, South Luzon Island, Philippines, $649,980).
b) Violeta, Crisantemo, Anaconda, Grau, Francia, and Progreso Concessions, Bolivia, S.A. During the year ended 31 August 1997 the company's management abandoned the concessions and the related costs have been written off.

c) Batangas Gold Projects, South Luzon Island, Philippines
Sun River Gold Phils. Inc., the company's subsidiary, entered into an option agreement dated 25 March 1997 (amended 3 November 1997 and 27 October 1998) to acquire a 100% interest in the Batangas Gold Project in South Luzon Island, Philippines. Under the terms of the agreement, Sun River Gold Phils. Inc., at its option, is to make various payments totalling U.S. $2,142,000 (U.S. $175,000 paid) and incur exploration on the property totalling U.S. $1,100,000 (U.S. $320,000 incurred). A 3% net smelter return royalty is payable to the vendors, an additional 1% to the holders of the titled surface rights and 0.60% to the holders of the untitled surface rights.

Desert Sun Mining Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1999 and 1998
Canadian Funds

4.   Resource Property Costs - Continued

c)   Batangas Gold Projects, South Luzon Island, Philippines - Continued
During the current year, the company's management has written off the related costs because of the inability of the optionor to obtain exploration permits.   Management is still negotiating with the government to obtain the permits.

A finder's fee relating to the acquisition of the Batangas Gold Projects required various payments totalling $139,600 ($1,250 paid).

During the year, the company issued the finder 4,411 shares at a deemed value of $3,750. No further payments are to be made as the property has been abandoned.

d)   Oil and Gas Leases, Marion County, Illinois, U.S.A.
During the year ended 31 August 1998, the company's management abandoned the concessions and the related costs have been written off.

5.   Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	1999 Net Book Value	1998 Net Book Value
Office furniture and equipment	$25,585	$15,591	$9,994	$15,957
Mining equipment	-	-	-	3,588
	$25,585	$15,591	$9,994	$19,545

6.   Due To Related Parties
The amounts due to related parties are non-interest bearing and are repayable on demand.   Details are as follows:

	1999		1998
Due to a director and a company controlled by that director	$ 131,689	$	85,230
Due to a company with directors in common	17,362		2,003
Due to a former director and a company controlled by a former director	2,200		1,200
	$ 151,251	$	88,433

Desert Sun Mining Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1999 and 1998
Canadian Funds

7. Share Capital

a) The company has 749,980 (1998 - 749,980) shares which are held in escrow. These shares are subject to release from escrow as the company expends funds on exploration of its mineral properties and with the consent of the governing regulatory bodies.

b) In connection with sales of common stock during 1999, 1998, 1997 and 1996, the company has also issued warrants to acquire common stock. The warrant activity is as follows:

	Number		Price per Share	Expiry Date
Balance - 31 August 1995	1,413,077	$	0.17/0.30	23 February 1996/23 February 1997
Stock split 2 for 1	1,413,077			
Balance - after stock split	2,826,154		0.115/0.15	23 February 1996/23 February 1997
Warrants issued	1,100,000		0.225	1 October 1996
Warrants issued	500,000		0.60	1 August 1997
Warrants issued	100,000		0.60/0.91	7 August 1997/7 August 1998
Balance - 31 August 1996	4,526,154		0.10/0.91	23 February 1997/7 August 1998
Warrants exercised	(1,100,000)		0.225	
Warrants exercised	(2,800,000)		0.10	
Warrants exercised	(26,154)		0.15	
Warrants issued	100,000		0.60/0.72	10 January 1998/10 January 1999
Warrants issued	320,000		1.00	6 March 1998
Warrants expired	(500,000)		0.60	
Balance - 31 August 1997	520,000		0.60/1.00	10 January 1998/10 January 1999
Warrants issued	115,000		0.23/0.26	7 July 1999/7 July 2000
Warrants expired	(320,000)		1.00	
Warrants expired	(100,000)		0.91	
Balance - 31 August 1998	215,000		0.23/0.72	10 January 1999/7 July 2000
Warrants exercised	(5,000)		0.23	
Warrants expired	(100,000)		0.72	
Balance - 31 August 1999	110,000		0.26	7 July 2000

c) The company has a stock option plan which covers its officers and directors. The options are granted for varying terms ranging from two to five years. The following is a schedule of the activity pursuant to this stock option plan:

	Number	Price per Share	Expiry Date
Balance - 31 August 1996	687,210	$ 0.42	6 December 2000
Options granted	100,000	0.81	5 November 1998
Options granted	150,000	1.01	28 January 1999
Balance - 31 August 1997	937,210	0.42/1.01	5 November 1998/6 December 2000
Options granted	1,263,900	0.23	8 April 2003
Options cancelled	(937,210)		
Options exercised	(250,000)	0.23	
Balance - 31 August 1998	1,013,900	0.23	8 April 2003
Options granted	50,000	0.20	16 September 2003
Balance - 31 August 1999	1,063,900	0.20/0.23	8 April 2003/16 September 2003

Desert Sun Mining Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1999 and 1998
Canadian Funds

7. Share Capital - Continued

c) Continued

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation". SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". The company has adopted the disclosure only provisions of SFAS No. 123 as follows:

	1999		1998	
Net loss				
As reported	$	903,772	$	311,64 0
Pro forma	$	904,272	$	324,27 9
Net loss per share				
As reported	$	0.07	$	0.0 2
Pro forma	$	0.07	$	0.0 3

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	1999	1998
Expected dividend yield	0.00	0.00
Expected stock price volatility	124%	122%
Risk-free interest rate	4.91%	5.55%
Expected life of options	5.0 year	5.0 years

The weighted average grant-date fair value of options granted in 1999 and 1998 was $0.01 and $0.01 respectively.

d) During the year, 5,000 warrants were exercised for shares in the amount of $1,150 by an officer and a director.

8. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

	1999		1998	
Management fee paid or accrued to an officer and director	$	30,000	$	60,00 0
Consulting fee paid to a company controlled by an officer and director		-		20,900
Consulting fee paid to a company controlled by a former officer		-		12,500
Accounting fees paid to company controlled by an individual related to an officer		-		6,450
Legal fees paid or accrued to a director of a subsidiary company		4,662		5,221

Desert Sun Mining Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1999 and 1998
Canadian Funds

9. General and Administrative Expenses

Details are as follows:

	1999	1998	1997
Administrative services	$ -	$ -	$ 5,775
Consulting fees	2,000	23,625	6,500
Listing and filing fees	5,078	9,185	6,728
Management fees	30,000	60,000	30,000
Office, telephone and miscellaneous	11,737	13,067	18,561
Outside property investigation	-	-	9,719
Professional fees	62,022	72,612	39,131
Rent	16,024	24,596	18,032
Shareholders communication	8,205	50,188	48,777
Transfer agent fees	5,712	9,959	10,683
Travel and promotion	2,271	3,411	4,770
	$ 143,049	$ 266,643	$ 198,676

10. Commitment
The company has a management agreement with an officer and director. This is a one year renewable contract from 1 September to 31 August with remuneration of $60,000 per annum. This was reduced by the director and officer to $30,000 for the year ended 31 August 1999.

11. Contingent Liability
The company is in dispute of an invoice received in the amount of U.S. $6,252. Management is of the opinion that no amount is owed as the services were not rendered. At year-end, the two parties had not come to a resolution. No amount has been accrued in the consolidated financial statements as the outcome is unknown.

12. Income Taxes
a) The company has income tax losses carried forward of $3,886,040 available to reduce future taxable income and expire as follows:

Amount	
2000	$ 96,045
2001	26,434
2002	89,600
2003	117,379
2004	198,669
2005	266,649
2006	3,091,264
	$ 3,886,040

b) In addition, the company has $277,000 in exploration and development expenditures which are available for income tax purposes.
The potential future tax benefits of these losses and expenditures have not been recognized in the accounts of the company.

Desert Sun Mining Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1999 and 1998
Canadian Funds

13. Segmented Information

Details are as follows:

Industrial Basis		Oil and Gas		Mineral Exploration		Total
Loss for the year ended						
31 August 1999	$	-	$	903,772	$	903,772
31 August 1998	$	35,175	$	276,465	$	311,640
Identifiable assets						
31 August 1999	$	-	$	15,738	$	15,738
31 August 1998	$	-	$	756,964	$	756,964

Geographical Basis		Canada		Philippines		Bolivia		U.S.A.		Total
Loss for the year ended										
31 August 1999	$	145,547	$	758,225	$	-	$	-	$	903,772
31 August 1998	$	269,492	$	-	$	6,973	$	35,175	$	311,640
Identifiable assets										
31 August 1999	$	15,738	$	-	$	-	$	-	$	15,738
31 August 1998	$	106,984	$	649,980	$	-	$	-	$	756,964

14. United States Generally Accepted Accounting Principles
These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)   Under the Canadian generally accepted accounting principles the calculation of basic loss per share is calculated using the weighted average number of common shares outstanding during the year as well as including any common stock equivalents which may be outstanding, if such common stock equivalents are not anti-dilutive. This weighted average number of common shares outstanding includes any shares that remain in escrow, that may be earned out based on the company incurring a certain amount of exploration and development expenditures.

Under United States generally accepted accounting principles primary loss per share is calculated using the weighted average number of shares outstanding during the year, as well as including any common stock equivalents which may be outstanding if such common stock equivalents are not anti-dilutive. This weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures.

Desert Sun Mining Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1999 and 1998
Canadian Funds

14. United States Generally Accepted Accounting Principles - Continued
b)   Under Canadian generally accepted accounting principles, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.   Under United States generally accepted accounting principles, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and records properties at net realizable value.   The company has not yet obtained an independent report for United States generally accepted accounting principles purposes, therefore, the company's mineral property costs have been written off.
c)   Under U.S. generally accepted accounting principles, stock compensation expense is recorded when shares held in escrow become eligible for release and is based upon the number of shares released and the market value of the shares at that time.   Under Canadian generally accepted accounting principles, no value is attributed to such shares released and no compensation expense is recorded.
d)   The impact of the above differences between Canadian and United States generally accepted accounting principles on loss for the period is as follows:

	Cumulative from Inception (21 May 1980) to 31 August 1999	Year Ended 31 August 1999	Year Ended 31 August 1998	Year Ended 31 August 1997
Loss for the year as reported	$ (6,975,927)	$ (903,772)	$ (311,640)	$ (563,475)
Stock compensation expense	(377,497	-	-	-
Write-off of resource property costs	-	649,980	(313,846)	(180,880)
Loss for the year in accordance with United States generally accepted accounting principles	$ (7,353,424)	$ (253,792)	$ (625,486)	$ (744,355)
Primary loss per share for the period in accordance with United States generally accepted accounting principles		$ (0.02)	$ (0.05)	$ (0.07)
Weighted average number of shares:				
Canadian basis		13,012,628	12,731,050	10,952,138
Shares held in escrow		(749,980)	(749,980)	(749,980)
Common share equivalents				
Share purchase warrants *		110,000	215,000	520,000
Share purchase options *		1,063,900	1,013,900	937,210
U.S. basis		12,262,648	11,981,070	10,202,158

* Not applicable to calculations as the effect is anti-dilutive.

Desert Sun Mining Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1999 and 1998
Canadian Funds

14. United States Generally Accepted Accounting Principles - Continued

e) The impact of the above differences between Canadian and United States generally accepted accounting principles on the deficit, as reported, is as follows:

	Cumulative from Inception (21 May 1980) to 31 August 1999	Year Ended 31 August 1999	Year Ended 31 August 1998	Year Ended 31 August 1997
Deficit - As reported	$ (6,975,927)	$ (6,975,927)	$ (6,072,155)	$ (5,760,515)
Stock compensation expense	(377,497)	(377,497)	(377,497)	(377,497)
Write-off of resource property costs	-	-	(649,980)	(336,134)
Deficit in accordance with United States generally accepted accounting principles	$ (7,353,424)	$ (7,353,424)	$ (7,099,632)	$ (6,474,146)

f) The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares Number	Amount	Deficit	Total
Shareholders' equity balance as reported at 31 August 1997	12,639,063	$ 6,604,407	$ (5,760,515)	$ 843,892
Stock compensation expense	-	377,497	(377,497)	-
Write-off of resource property costs			(336,134)	(336,134)
Shareholders' equity in accordance with United States generally accepted accounting principles at 31 August 1997	12,639,063	$ 6,981,904	$ (6,474,146)	$ 507,758
Shareholders' equity balance as reported at 31 August 1998	13,004,063	$ 6,688,357	$ (6,072,155)	$ 616,202
Stock compensation expense	-	377,497	(377,497)	-
Write-off of resource property costs			(649,980)	(649,980)
Shareholders' equity in accordance with United States generally accepted accounting principles at 31 August 1998	13,004,063	$ 7,065,854	$ (7,099,632)	$ (33,778)
Shareholders' equity balance as reported at 31 August 1999	13,013,474	$ 6,693,257	$ (6,975,927)	$ (282,670)
Stock compensation expense	-	377,497	(377,497)	-
Shareholders' equity in accordance with United States generally accepted accounting principles at 31 August 1999	13,013,474	$ 7,070,754	$ (7,353,424)	$ (282,670)

Desert Sun Mining Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1999 and 1998
Canadian Funds

15. Uncertainty Due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dated is processed. In addition, similar problems may arise in some systems which use certain date in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year
2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

16. Subsequent Event

Subsequent to year-end, the company signed a letter of intent dated 16 September 1999 to earn up to an 80% interest in the Tubutama Borate project in the Alter Mining Agency, Sonora, Mexico. To earn the first 60%, the company, at its option, must make the following payments, share issuances and exploration expenditures:

	U.S. Cash Payments	Share Issuances	U.S. Exploration Expenditures
Upon execution of the formal agreement	$ 5,000	-	-
Within six months of the acceptance by the Canadian Venture Exchange ("effective date")	10,000	40,000	-
Within one year of the effective date	15,000	40,000	50,000
Within two years of the effective date	20,000	40,000	100,000
Within three years of the effective date	-	-	100,000
	$ 50,000	120,000	$250,000

Within five years of the effective date, the company must start hand selection of ore minerals.
To earn a further 20% the company must, within certain time limits, notify the optionor that the company intends to proceed to full commercial production and within five years of the effective date complete a feasibility report on the claims, build the plant required and commence commercial production.
Once the company has obtained either a 60% or 80% interest in the property, a joint venture is to be formed with the optionor.
The letter of intent had an expiry date of 31 October 1999 but this has been extended by making the first payment (U.S. $5,000 - paid). The company is in negotiation to complete the formal agreement.

The above is subject to shareholder and regulatory approval.

FORM 61

QUARTERLY REPORT

Incorporated as part of:

                    Schedule A

      X   Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Desert Sun Mining Corp.
Issuer's Address:	#610 - 650 West Georgia Street, Vancouver, B.C. V6B 4N7
Contact Person:	Thomas R. Tough
Contact's Position:	President and Director
Contact's Telephone Number:	685-2542
For Quarter Ended:	1999/08/31
Date of Report:	2000/01/20

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Thomas R. Tough	"Thomas R. Tough"	28 January 2000
Jane G. Tough	"Jane G. Tough"	28 January 2000

1. YEAR TO DATE REQUIREMENTS

a) Deferred costs, exploration and development:

See consolidated financial statements for details.

b) General and administrative:

See consolidated financial statements for details.

c) Expenditures to non-arms length parties:

See consolidated financial statements for details.

2. FOR THE QUARTER ENDED 31 AUGUST 1999

a) Securities issued:

See consolidated financial statements for details.

b) Options granted:

See consolidated financial statements for details.

3. AS AT 31 AUGUST 1999

a) Authorized and issued share capital:

See consolidated financial statements for details.

b) Summary of options, warrants and convertible securities outstanding:

See consolidated financial statements for details.

c) Shares in escrow or subject to pooling:

749,980 escrow shares

d) List of directors:
Thomas R. Tough Jane G. Tough John Carlo Loretto

DESERT SUN MINING CORP.
Quarterly Report to August 31, 1999
SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from, May 31, 1999 to August 31, 1999:
The Company has waited for the final Government approval and the signing of the Mineral Processing Sharing Agreement (MPSA) application by the Department of Energy and Natural Resources (DENR). The Optionor has not been successful in obtaining the requisite permits. As a result, the Company is not able to carry out its planned exploration program. The Mineral Production Sharing Agreement (MPSA) includes several claims covering some 3,280.5 hectares which contain 12 known gold-bearing veins as well as the Ulanin epithermal gold-bearing breccia/stockworks zone. The Ulanin zone, within the grid area, is some 300 metres wide and 1.2 kilometres long.

The Company's consultant, Mr. John Perry, P.Geo., in his report dated February 4, 1998, has recommended a program comprised 24 drill holes totalling a length of some 3,350 metres. The drilling forms Phase I of his recommended drill program proposed in his 1997 report. The purpose of the drilling is to test the Ulanin area for its potential to host bulk mineable resources within the auriferous breccia/stockworks zone.

The Ulanin Zone has been identified from results obtained from soil/eluvium geochemistry, an IP/resistivity geophysical survey, detailed geological mapping, surface rock sampling all recently carried out by Desert Sun Mining Corp., and from previous mapping, fluid inclusion studies and trenching and pitting carried out between 1987 and 1993.

Surface grab samples, taken from within the grid area covering the Ulanin Zone assayed from 0.03 gm. Au/tonne to 15.86 gm. Au/tonne, and the gold soil anomalies support the possibility of an eastward extension to the breccia/stockworks zone along much of its length.

As a result of the inability of the Optionor to obtain tenure to its claims, the Company has written down its investment in the Philippine project.   The Company has been examining other opportunities to participate in exploration projects in the Philippines, Indonesia, Africa and Chile. In October 1998, the Company entered into negotiations with a company to acquire a 50% interest in a diamond exploration joint venture in Namibia, Africa. Upon completion of a due diligence review the Company decided not to enter into a formal agreement to participate in the joint venture.

During the financial year ended August 31, 1999, the Company negotiated a letter of intent whereby it has been granted the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borite Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in. The Company may elect to proceed to artesanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest. Upon the interest of the Company being determined under the earn-in, the parties will form a joint venture for the further development and operation of the project.

The transaction is subject to the completion of formal agreements and notice of those agreements being accepted for filing by the Canadian Venture Exchange.

The Company's Form 20F has been filed with and approved by the United States Securities and Exchange Commission. The Form 20F is a requirement if the Company is to establish the market for its shares on the NASDAQ Electronic Bulletin Board.

CHANGES IN MANAGEMENT

Subsequent to the quarter ended August 31, 1999, Jane Tough resigned as Secretary of the Company and Thomas R. Tough, Jr. was appointed as Secretary.

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS:

Since the date of the last Quarterly Report, there have been no special resolutions presented to or passed by members of the Company.

INVESTOR RELATIONS:

The Company is not a party to any investor relation contracts and no significant investor relation activities were undertaken by or on behalf of the Company during the last quarter.

FINANCIAL ANALYSIS

Write-offs of deferred expenditures and mineral properties taken by the Company during the fiscal year ended August 31, 1999 amounted to $649,980 and the Company had write-offs of $42,154 during the fiscal year ended August 31, 1998. Management concluded that the projects are no longer considered viable given the current market conditions and the stage of exploration on each of the properties.

General and administrative expenses decreased for the fiscal year ended August 31, 1999 to $143,049 from 269,486 for the fiscal year ended August 31, 1998. Within the category of General and Administrative Expenses, Professional fees decreased for the fiscal year ended August 31, 1999, to $62,022 from $72,616 for the fiscal year ended August 31, 1998. Office expenses decreased for the fiscal year ended August 31, 1999 to $11,737 from $13,067 for the fiscal year ended August 31, 1998. Communication expenses decreased for the fiscal year ended August 31, 1999 to $8,205 from $50,188 for the fiscal year ended August 31, 1998. Management fees decreased for the fiscal year ended August 31, 1999 to $30,000 from $60,000 for the fiscal year ended August 31, 1998.

FORM 61

QUARTERLY REPORT

Incorporated as part of:

X   Schedule A

                     Schedules B & C

ISSUER DETAILS:

Name of Issuer:	DESERT SUN MINING CORP.
Issuer's Address:	#630 - 470 Granville Street, Vancouver, B.C. V6C 1V5
Contact Person:	Thomas Tough
Contact's Position:	Director
Contact's Telephone Number:	(604) 685-2542
For Quarter Ended:	1999/11/30
Date of Report:	2000/02/01

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDLE A AND SCHEDULES B & C.

Thomas R. Tough	"Thomas Tough"	11 February 2000
Jane G. Tough	"Jane Tough"	11 February 2000

DESERT SUN MINING CORP.
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 NOVEMBER 1999

Unaudited - See Notice to Reader

STALEY, OKADA, CHANDLER & SCOTT
Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Desert Sun Mining Corp. (An Exploration Stage Company) as at 30 November 1999 and the interim consolidated statements of operations and cash flows for the three months then ended from information provided by management.   We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Staley, Okada, Chandler & Scott"

Langley, B.C.   STALEY, OKADA, CHANDLER & SCOTT
1 February 2000   CHARTERED ACCOUNTANTS

Desert Sun Mining Corp.
(An Exploration Stage Company)
Interim Consolidated Balance Sheet

As at 30 November
Canadian Funds
Unaudited - See Notice to Reader

ASSETS	1999	1998
Current		
Cash	$6,746	$8,800
Accounts receivable	972	8,617
Security deposit	-	2,315
	7,718	19,732
Capital Assets, net of accumulated amortization	9,494	18,803
Resource Property Costs-Schedule	11,074	708,839
	$28,286	$747,374
LIABILITIES Current		
Accounts payable and accrued liabilities	$138,099	$75,019
Due to related parties	169,978	103,433
	308,077	178,452
Non-Controlling Interest in Sun River Gold Phils. Inc.	7,080	7,080
Loan Payable	15,000	-
SHAREHOLDERS' EQUITY (DEFICIENCY) Share Capital		
Authorized:		
50,000,000 common shares without par value		
Issued and fully paid:		
13,013,474 (13,013,474) shares	6,693,257	6,693,257
Deficit-Statement 2	(6,995,128)	(6,131,415)
	(301,871)	561,842
	$28,286	$747,374

ON BEHALF OF THE BOARD:

"Thomas Tough"   , Director

"Jane Tough"   , Director

Desert Sun Mining Corp.   Statement 2
(An Exploration Stage Company)
Interim Consolidated Statement of Operations

For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

	1999	1998
Operating Expenses		
Amortization	$ 500	$ 625
General and administrative	18,701	58,635
Loss for the Period	19,201	59,260
Deficit-Beginning of period	6,975,927	6,072,155
Deficit-End of Period	**$6,995,128**	**$6,131,415**
Loss per Share-Basic	**$ -**	**$ -**
Weighted Average Number of Shares Outstanding	**13,013,474**	**13,011,807**

Desert Sun Mining Corp.   Statement 3
(An Exploration Stage Company)
Interim Consolidated Statement of Cash Flows

For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)	1999	1998
Operating Activities		
Loss for the period	$(19,201)	$(59,260)
Item not affected by cash		
Amortization	500	625
Changes in current assets and liabilities		
Accounts receivable	(208)	2,712
Prepaid expenses	-	300
Accounts payable and accrued liabilities	(1,978)	29,770
Due to related parties	18,727	15,000
Cash used in operating activities	(2,160)	(10,853)
Investing Activities		
Resource property costs	(11,074)	(58,408)
Purchase of capital assets, net	-	(334)
Cash used in investing activities	(11,074)	(58,742)
Financing Activities		
Share capital issued	-	4,900
Loan payable	15,000	-
Cash provided by financing activities	15,000	4,900
Net Increase (Decrease) in Cash	1,766	(64,695)
Cash position-Beginning of period	4,980	73,495
Cash Position-End of Period	**$6,746**	**$8,800**
Supplemental Schedule of Non-Cash Transactions		
Issuance of shares for finder's fee	$ -	$3,750
Amortization included in resource property	$ -	$451

Desert Sun Mining Corp.   Schedule
(An Exploration Stage Company)
Interim Consolidated Schedule of Resource Property Costs

For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

	1999	1998
Mineral		
Batangas Gold Project, South Luzon Island, Philippines		
Acquisition costs	$-$	42,235
Amortization	-	451
Camp and general	-	3,054
Campsite	-	236
Geological	-	1,700
Professional fees	-	9,539
Travel and promotion	-	1,644
	-	58,859
Tubutama Project, Sonora, Mexico		
Set-up costs	11,074	-
Costs for the Period	11,074	58,859
Balance-Beginning of period	-	649,980
Balance-End of Period	**$11,074**	**$708,839**

FORM 61

QUARTERLY REPORT

Incorporated as part of:

               Schedule A

X   Schedules B & C

ISSUER DETAILS:

Name of Issuer:	DESERT SUN MINING CORP.
Issuer's Address:	#630 - 470 Granville Street, Vancouver, B.C. V6C 1V5
Contact Person:	Thomas Tough
Contact's Position:	Director
Contact's Telephone Number:	(604) 685-2542
For Quarter Ended:	1999/11/30
Date of Report:	2000/02/01

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDLE A AND SCHEDULES B & C.

Thomas R. Tough	"Thomas R. Tough"	11 February 2000
Jane G. Tough	"Jane G. Tough"	11 February 2000

SCHEDULE B

1. YEAR TO DATE REQUIREMENTS

a) Deferred costs, exploration and development:

See interim consolidated financial statements for details.

b) General and administrative:

Professional fees	$ (322)
Management fee	15,000
Investor relations	18
Rent	3,483
Office and miscellaneous	351
Foreign exchange	89
Bank charges and interest, net	82
	$ 18,701

c) Expenditures to non-arms length parties:

Management fee paid to a director and officer $ 15,000

2. FOR THE QUARTER ENDED 30 NOVEMBER 1999

a) Securities issued:
NONE

b) Options granted:
NONE

3. AS AT 30 NOVEMBER 1999

a) Authorized and issued share capital:

Class	Par Value	Authorized Number	Issued Number	Amount
Common	NPV	50,000,000	13,013,474	$6,693,257

b) Summary of options, warrants and convertible securities outstanding:

Security	Number	Price	Expiry Date
Options	1,013,900	$0.23	8 April 2003
	50,000	$0.20	16 September 2003
Warrants	110,000	$0.26	7 July 2000

c) Shares in escrow or subject to pooling:

749,980 escrow shares

d) List of directors:
Thomas R. Tough
Jane G. Tough
John Carlo Loretto

DESERT SUN MINING CORP.
Quarterly Report to November 30, 1999
SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from August 31, 1999, to November 30, 1999:
The Company is still waiting for the final Government approval and the signing of the Mineral Processing Sharing Agreement (MPSA) application by the Department of Energy and Natural Resources (DENR). The Optionor has not been successful in obtaining the requisite permits. As a result, the Company has not been able to carry out its planned exploration program. The Mineral Production Sharing Agreement (MPSA) includes several claims covering some 3,280.5 hectares which contain the Ulanin epithermal gold-bearing breccia/stockworks zone as well as 12 known gold-bearing veins. The Ulanin zone, within the grid area, is some 300 metres wide and 1.2 kilometres long.

As a result of the inability of the Optionor to obtain tenure to its claims, the Company has written down its investment in the Philippine project. The Company has been examining other opportunities to participate in exploration projects.

The Company has continued efforts in its acquisition and finalization of agreements pertaining to the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in. The Company may elect to proceed to artesanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest. Upon the interest of the Company being determined under the earn-in, the parties will form a joint venture for the further development and operation of the project.

The transaction is subject to the completion of formal agreements and notice of those agreements being accepted for filing by the Canadian Venture Exchange.

CHANGES IN MANAGEMENT

No changes were made to management during this quarter.

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS:
Since the date of the last Quarterly Report, there have been no special resolutions presented to or passed by members of the Company.

INVESTOR RELATIONS:
The Company is not a party to any investor relation contracts and no significant investor relation activities were undertaken by or on behalf of the Company during the last quarter.

FINANCIAL ANALYSIS
Other than minimal administration costs, a total of $11,074 have been expended on set up costs for the Tubutama Project acquisition, Sonora, Mexico. A loan in the amount of $15,000 was made to the Company during the quarter from a arm's length party.

FORM 61

QUARTERLY REPORT

quarterly

Incorporated as part of:

_____x_____ SCHEDULE A
_____ SCHEDULES B & C

ISSUER DETAILS:

DESERT SUN MINING CORP.
#630 - 470 Granville Street
Vancouver, BC   V6C 1V5

Telephone: (604) 531-9639
Fax: (604) 531-9634

Contact Person:	Thomas Tough
Contact's Position:	Director
Contact Telephone Number:	(604) 685-2542
For Quarter Ended:	February 29, 2000
Date of Report:	April 27, 2000

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough   "Thomas Tough"
Date Signed: April 27, 2000

Director Full Name: Jane Tough   "Jane Tough"
Date Signed: April 27, 2000

DESERT SUN MINING CORP.

Interim Financial Statements

February 29, 2000

DE VISSER & COMPANY

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street Vancouver, BC V6C 1L6

TEL: (604) 687-5447
FAX: (604) 687-5447

NOTICE TO READER

We have compiled the balance sheet of Desert Sun Mining Corp. as at February 29, 2000 and the statements of operations and deficit and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"De Visser & Company"
CHARTERED ACCOUNTANTS Vancouver, B.C.
April 27, 2000

DESERT SUN MINING CORP.
Consolidated Balance Sheet
As at

	February 29, 2000 $	February 28, 1999 $
ASSETS		
Current Assets		
Cash	190	1,998
Accounts receivable	1,961	7,783
Security deposits	-	2,315
	2,151	12,096
Capital assets	8,994	17,727
Resource property costs	14,422	726,576
	25,567	**756,399**
LIABILITIES		
Current		
Loan payable	15,000	-
Accounts payable and accrued liabilities	101,003	117,920
Due to related parties	225,944	126,558
	341,947	244,478
Non-controlling interest in Sun River Gold Phils. Inc.	7,080	7,080
	349,027	251,558
SHAREHOLDERS' (DEFICIENCY) EQUITY		
Share Capital	6,693,257	6,693,257
Deficit	(7,016,717)	(6,188,416)
	(323,460)	504,841
	25,567	**756,399**

Unaudited - See Notice to Reader

DESERT SUN MINING CORP.
Consolidated Statements of Operations
For the Six Months Ended

	February 29, 2000 $	February 28, 1999 $
Expenses		
Amortization	1,000	1,249
Automotive	-	751
Bank charges and interest, net	384	(185)
Consulting	-	2,000
Foreign exchange	76	(398)
Investor relations and shareholders information	18	6,000
Management fee	15,000	20,000
Office and miscellaneous	1,667	12,199
Professional fees	12,560	60,222
Rent	6,628	6,593
Transfer agent, listing and filing fees	3,457	6,326
Travel and promotion	-	1,504
Loss for the period	(40,790)	(116,261)
Deficit-beginning of period	(6,975,927)	(6,072,155)
Deficit-end of period	**(7,016,717)**	**(6,188,416)**
Loss per share	**$(0.00)**	**$(0.01)**
Weighted average number of shares outstanding	**13,013,474**	**13,011,807**

Unaudited - See Notice to Reader

DESERT SUN MINING CORP.
Consolidated Statements of Cash Flows
For the Six Months Ended

Cash Resources Provided By (Used In)	February 29, 2000	February 28, 1999
	$	$
Operating Activities		
Loss for the period	(40,790)	(116,261)
Items not affecting cash		
Amortization	1,000	1,249
	(39,790)	(115,012)
Net changes in non-cash working capital components		
Accounts receivable	(1,197)	3,546
Prepaid expenses	-	300
Accounts payable and accrued liabilities	(39,074)	72,671
Due to related party	74,693	38,125
Loan payable	15,000	-
	9,632	(370)
Investing Activities		
Resource property costs	(14,422)	(76,596)
Capital assets	-	569
	(14,422)	(76,027)
Financing Activities		
Issuance of shares	-	4,900
Net cash used during period	(4,790)	(71,497)
Cash-beginning of period	4,980	73,495
Cash-end of period	**190**	**1,998**
Supplemental Schedule of Non-Cash Transactions		
Issuance of shares for finder's fee	-	3,750
Amortization included in resource property costs	-	902

FORM 61

QUARTERLY REPORT

quarterly

Incorporated as part of:

_____ SCHEDULE A

_____x_____ SCHEDULES B & C

ISSUER DETAILS:

DESERT SUN MINING CORP.

#630 - 470 Granville Street

Vancouver, BC   V6C 1V5

Telephone: (604) 531-9639

Fax: (604) 531-9634

Contact Person:	Thomas Tough
Contact's Position:	Director
Contact Telephone Number:	(604) 685-2542
For Quarter Ended:	February 29, 2000
Date of Report:	April 27, 2000

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name: Thomas R Tough   Thomas Tough

Date Signed: April 27, 2000

Director Full Name: Jane Tough   Jane Tough

Date Signed: April 27, 2000

DESERT SUN MINING CORP.
Quarterly Report February 29, 2000

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.   For the current fiscal year to date:

a) Deferred costs, exploration and development: $ 14,422.00

b) Expenditures to non-arms length parties:
Management fee paid to a director and officer. $ 15,000.00

2.   For the quarter under review:
a) Securities issued: Nil

b) Options granted: Nil

As at the end of the quarter:
a) Authorized capital: 50,000,000 common shares without par value
    Issued and outstanding: 13,013,474

b) Summary of options, warrants, and convertible securities outstanding:

Security	Number Outstanding	Exercise Price	Expiry Date
		$	
Options	1,013,900	0.23	April 8, 2004
	50,000	0.20	September 16, 2003
Warrants	110,000	0.26	July 7, 2000

c)   Shares in escrow: 728,344

d)   Directors:
Thomas R. Tough
Jane G. Tough
Curtis Huber

SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from November 30, 1999 to February 29, 2000:
The Company has continued efforts in its acquisition and finalization of agreements pertaining to the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in. The Company may elect to proceed to artisanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest. Upon the interest of the Company being determined under the earn-in, the parties will form a joint venture for the further development and operation of the project.

The transaction is subject to the completion of formal agreements and notice of those agreements being accepted for filing by the Canadian Venture Exchange.

The Company has completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL, and is currently completing the transfer of the titles to the claims that comprise the Tubutama borate (colemanite) project to Desert Sun de Mexico SRL.

CHANGES IN MANAGEMENT

No changes were made to management during this quarter.

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS:
On March 1, 2000 the members of the Company passed a resolution to complete a Private Placement consisting of the sale of up to $262,500 of its securities through the placement of up to 2,500,000 special warrants (individually a "Special Warrant") at $0. 105 per Special Warrant. Each Special Warrant will entitle the holder to receive on the exercise of the Special Warrant, for no additional' consideration, one unit (a unit) consisting of one common share of the Company (a "Share") and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.14 within two years of the payment date of the Special Warrants (the "Payment Date").

A finder's fee of 10% of the gross proceeds is to be paid.

INVESTOR RELATIONS:
The Company is not a party to any investor relation contracts and no significant investor relation activities were undertaken by or on behalf of the Company during the last quarter.

FINANCIAL ANALYSIS

Other than minimal administration costs, a total of $11,074 have been expended on set up costs for the Tubutama Project acquisition, Sonora, Mexico

FORM 61

QUARTERLY REPORT

Incorporated as part of:

      X   Schedule A

                Schedules B & C

ISSUER DETAILS:

Name of Issuer:	DESERT SUN MINING CORP.
Issuer's Address:	#630 - 470 Granville Street, Vancouver, B.C. V6C 1V5
Contact Person:	Thomas R. Tough
Contact's Position:	Director
Contact's Telephone Number:	(604) 685-2542
For Quarter Ended:	00/05/31
Date of Report:	00/07/28

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Thomas R. Tough	"Thomas R. Tough"	July 28, 2000
Jane G. Tough	"Jane G. Tough"	July 28, 2000

DESERT SUN MINING CORP.

Interim Financial Statements

May 31, 2000

DE VISSER & COMPANY

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street Vancouver, BC V6C 1L6

TEL: (604) 687-5447
FAX: (604) 687-5447

NOTICE TO READER

We have compiled the balance sheet of Desert Sun Mining Corp. as at May 31, 2000 and the statements of operations and deficit and cash flows for the nine month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"De Visser & Company"
CHARTERED ACCOUNTANTS Vancouver, B.C.
July 28, 2000

DESERT SUN MINING CORP.
Consolidated Balance Sheets As at May 31,

	2000	1999
	$	$
ASSETS		
Current Assets		
Cash	180,387	2,413
Accounts receivable	1,045	4,888
Prepaid expenses	-	1,333
Security deposits	-	4,034
	181,432	12,668
Capital assets	8,494	16,651
Resource property costs	16,266	735,408
	206,192	**764,727**
LIABILITIES		
Current		
Accounts payable and accrued liabilities	90,498	127,138
Due to related parties	183,785	149,806
Loan payable	15,000	-
	289,283	276,944
Non-controlling interest in Sun River Gold Phils. Inc.	7,080	7,080
	296,363	284,024
SHAREHOLDERS (DEFICIENCY) EQUITY		
Share capital	6,693,257	6,693,257
Special warrants	236,250	-
Deficit	(7,019,678)	(6,212,554)
	(90,171)	480,703
	206,192	**764,727**

ON BEHALF OF THE BOARD:

"Thomas R. Tough"   , Director

"Jane R. Tough"   , Director

- See Accompanying Note -

DESERT SUN MINING CORP.
Consolidated Statements of Operations and Deficit
For the Nine Month Periods Ended May 31,

	2000	1999
	$	$
Revenue		
Interest Income	2,826	40
Expenses		
Amortization	1,500	1,874
Automotive	-	751
Bank charges and interest, net	864	-
Consulting	-	2,000
Foreign exchange	56	(393)
Investor relations and shareholders information	18	6,900
Management fees	15,000	35,000
Office and miscellaneous	1,754	13,251
Professional fees	13,560	62,022
Rent	8,128	7,601
Transfer agent, listing and filing fees	5,697	9,930
Travel and promotion	-	1,503
	46,577	140,439
Loss for the period	(43,751)	(140,399)
Deficit-beginning of period	(6,975,927)	(6,072,155)
Deficit-end of period	**(7,019,678)**	**(6,212,554)**
Loss per share	**$**	**$**
Weighted average number of shares outstanding	**13,006,255**	**13,012,363**

DESERT SUN MINING CORP.
Consolidated Statements of Cash Flows
For the Nine Month Periods Ended May 31,

Cash Resources Provided By (Used In)

	2000	1999
	$	$
Operating Activities		
Loss for the period	(43,751)	(140,399)
Item not affecting cash:		
Amortization	1,500	1,874
	(42,251)	(138,525)
Net changes in non-cash working capital components:		
Accounts receivable	(281)	6,441
Accounts payable and accrued liabilities	(49,579)	81,889
Due to related party	32,534	61,375
Prepaid expenses	-	(1,033)
Security deposit	-	(1,719)
	(59,577)	8,426
Investing Activities		
Resource property costs	(16,266)	(85,428)
Capital assets	-	1,020
	(16,266)	(84,408)
Financing Activities		
Loan proceeds received	15,000	-
Issuance of special warrants	236,250	-
Issuance of common shares	-	4,900
	251,250	4,900
Net provided (used) cash used during period	175,407	(71,082)
Cash-beginning of period	4,980	73,495
Cash-end of period	**180,387**	**2,413**
Supplemental Schedule of Non-Cash Operating and Financiang Activities:		
Issuance of shares for finder's fee	-	3,750
Amortization included in resource property costs	-	4,826

FORM 61

QUARTERLY REPORT

Incorporated as part of:

                Schedule A

X   Schedules B & C

ISSUER DETAILS:

Name of Issuer:	DESERT SUN MINING CORP.
Issuer's Address:	#630 - 470 Granville Street, Vancouver, B.C. V6C 1V5
Contact Person:	Thomas R. Tough
Contact's Position:	Director
Contact's Telephone Number:	(604) 685-2542
For Quarter Ended:	00/05/31
Date of Report:	00/07/28

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Thomas R. Tough	"Thomas R. Tough"	July 28, 2000
Jane G. Tough	"Jane G. Tough"	July 28, 2000

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

a) Deferred costs, exploration and development: $16,266

b) Expenditures to non-arms length parties:
Management fee paid to a director and officer. $15,000

2. For the quarter under review:
a) Securities cancelled:

Type of cancellation	Number of Shares	Price per Share $	Deemed Proceeds
Cancellation of escrow	(21,656)	-	-

b) Options granted: Nil

As at the end of the quarter:
a) Authorized capital: 50,000,000 common shares without par value
     Issued and outstanding: 12,991,818

b) Summary of options, warrants, and convertible securities outstanding:

Security	Number Outstanding	Exercise Price $	Expiry Date
Options	50,000	0.20	September 16, 2003
	1,013,900	0.23	April 8, 2004
Warrants	*110,000	0.26	July 7, 2000

    * expired subsequently

c)   Shares in escrow: 706,688

d) Directors:
Thomas R. Tough
Jane G. Tough
Curtis Huber

DESERT SUN MINING CORP.
Quarterly Report to May 31, 2000
SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from February 29, 2000 to May 31, 2000:
The Company has continued efforts in its acquisition and finalization of agreements pertaining to the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in. The Company may elect to proceed to artisanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest. Upon the interest of the Company being determined under the earn-in, the parties will form a joint venture for the further development and operation of the project.

The transaction is subject to the completion of formal agreements and notice of those agreements being accepted for filing by the Canadian Venture Exchange.

The Company has completed the formation of a wholly owned subsidiary, Desert Sun de Mexico SRL, and is currently completing the transfer of the titles to the claims that comprise the Tubutama borate (colemanite) project to Desert Sun de Mexico SRL.

CHANGES IN MANAGEMENT

No changes were made to management during this quarter.

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS:
On March 1, 2000 the members of the Company passed a resolution to complete a Private Placement consisting of the sale of up to $262,500 of its securities through the placement of up to 2,500,000 special warrants (individually a "Special Warrant") at $0. 105 per Special Warrant. Each Special Warrant will entitle the holder to receive on the exercise of the Special Warrant, for no additional' consideration, one unit (a unit) consisting of one common share of the Company (a "Share") and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.14 within two years of the payment date of the Special Warrants (the "Payment Date").

A finder’s fee of 10% of the gross proceeds is to be paid. The private placement has successfully closed.

INVESTOR RELATIONS:
The Company is not a party to any investor relation contracts and no significant investor relation activities were undertaken by or on behalf of the Company during the last quarter.

FINANCIAL ANALYSIS

Other than minimal administration costs, a total of $16,266 have been expended on set up costs for the Tubutama Project acquisition, Sonora, Mexico.

DESERT SUN MINING CORP.

INFORMATION CIRCULAR
as at and dated January 25, 2000

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of Desert Sun Mining Corp. (the "Company") for use at the 2000 annual general meeting (the "Meeting") of members of the Company to be held on February 29, 2000, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Montreal Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6B 3B9, facsimile no.: (604) 683-3694 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of Montreal Trust Company of Canada or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on December 30, 1999, pursuant to the requirements of section 111 of the Company Act of British Columbia and section 4 of the "Regulation" to the Company Act.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 50,000,000 common shares without par value. As at the date of this information circular, 13,013,474 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. January 25, 2000, has been fixed in advanced by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting. To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of Staley, Okada, Chandler & Scott, Chartered Accountants as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities [1]
Thomas R. Tough Richmond, BC President and Director	Professional Engineer; Geological Consultant	September 5, 1985	171,242
Jane Tough Richmond, BC Director	Registered Nurse	May 7, 1987	803,324
John C. Loretto Ladner, BC Director	Consulting Engineer	June 22, 1998	Nil

[1] voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.
As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee. Thomas R. Tough, John C. Loretto and Jane Tough are the three directors elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

Thomas R. Tough is the Named Executive Officer of the Company as defined in Form 41 prescribed by the "Regulations" under the Securities Act of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Incentive Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compensation ($)[2] |
| | | | | | Awards | Payouts | | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Thomas R. Tough	96/97	Nil	Nil	Nil	Nil	Nil	Nil	$30,000
President	97/98	Nil	Nil	Nil	582,000	Nil	Nil	$60,000
	98/99	Nil	Nil	Nil	Nil	Nil	Nil	$30,000[3]

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus
2 for further details, refer to the heading "Management Contracts" below
3 For the financial year ended August 31, 1999, Mr. Tough reduced his management fee to $2,500 per month.

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended August 31, 1999.

Options & SARs Granted by Named Executive Officers
No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the Securities Act of British Columbia were made to Named Executive Officers of the Company during the year ended August 31, 1999.

Options & SARs Exercised by Named Executive Officers
The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended August 31, 1999 and the financial year-end value of unexercised options and SARs:
Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Thomas R. Tough	Nil	Nil	382,000(exercisable)	Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended August 31, 1999.

Management Contracts

The Company is party to a management contract with Thomas R. Tough, President of the Company, whereby Mr. Tough is engaged to perform management services at a cost of $60,000 per year.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended August 31, 1999.

Interest of Insiders In Material Transactions

During the year ended August 31, 1999, the Company incurred management fees of $30,000 with Thomas R. Tough.
The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Particulars of Other Matters to be Acted Upon

Directors' and Key Employees' Stock Options

The current Vancouver Stock Exchange (the "Exchange") policies applicable to venture companies provide the following in regard to stock options:

Granting of Stock Options

(a)   no more than 10% of the issued share capital of the company can be subject to directors' and employees' stock options at any one time unless the company has adopted a stock option plan;
(b)   no more than 5% of the issued share capital of the company may be reserved for issuance to any one individual at the time of the granting of stock options;
(c)   no more than 2% of the issued share capital of the company may be reserved for issuance to consultants;
(d)   the Exchange does not favour any grant of stock options in excess of 2% of the issued share capital of the company to directors or employees that are employed by the company in an investor relations capacity;
(e)   an Inactive company is not permitted to grant new stock options;
(f)   the exercise price per share must be the greater of: (i) the 10 day average market price of the company's shares within the 10 trading days before the options are actually granted; (ii) $0.15; or (iii) the share price paid on any public distribution that occurred within 6 months of the stock option grant;
(g)   incentive stock option plans and agreements must contain the following terms: (i) a condition that the option is non-assignable and non-transferable; (ii) a condition that shareholders must approve of the grant of options to Insiders prior to the exercise of those options; (iii) a condition that shareholders must approve of amendments to the stock option agreements if shareholders had already approved the grant of stock options or if the optionee is an Insider of the company at the time of a proposed amendment;
(h)   the maximum option term is 5 years;

Establishment of Stock Option Plans

(i)   a company must receive Exchange acceptance of a stock option plan prior to granting options pursuant to the plan;

(j)   the Exchange does not favour stock option plans reserving in excess of 20% of the company's issued share capital;

(k)   each stock option plan must have a specified maximum number of shares issuable pursuant to it;

Amendment of Stock Options Agreements and Stock Option Plans

(l)   the terms of a stock option agreement or plan may be amended without the acceptance of the Exchange if the amendment is reducing the number, increasing the price or canceling the option;

(m)   the option exercise price may be renegotiated lower after six months, subject to Exchange and shareholder approval;

(n)   the entire option may be renegotiated after one year, subject to Exchange and shareholder approval;

Shareholder Approval

(o)   Disinterested Shareholder Approval (as defined below) of stock options must be obtained where: (i) Insiders who are not directors or senior officers of the company are receiving stock options as consultants of the company; (ii) a stock option plan, together with all of the company's other previously established or proposed stock option grants could result at any time in: (A) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue; (B) the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issue; or (C) the issuance to any one Insider and such Insider's associates, within a one year period of a number of shares exceeding 5% of the outstanding issue;

(p)   where (o)(i) or (o)(ii) applies, the share compensation arrangement must be approved by a majority of the votes cast at the shareholders meeting other than votes attaching to securities beneficially owned by: (i) Insiders to whom shares may be issued pursuant to the stock option plan; and (ii) associates of such Insiders ("Disinterested Shareholder Approval");

(q)   where a share compensation arrangement is to obtain Disinterested Shareholder Approval, all non-voting and subordinate voting shares are to be given full voting rights; and

(r)   a stock option plan that has received the approval of Disinterested Shareholders generally must receive Disinterested Shareholder approval in order to be amended.

Approval from both the members as a whole and Disinterested Shareholders is sought by management to the empowering resolution approving all stock options granted in the past year, all stock option agreements and stock options amended in the past year, and the granting of any stock options, the establishment of any stock option plans, and the amendment of any stock option plans, stock option agreements or stock options by the Company in the ensuing year providing the same are in accordance with the policies of the Exchange and notice thereof is filed with the Exchange. By passing the empowering resolution, members and Disinterested Shareholders will be providing the approvals referred to above in respect of all stock options granted in the past year, the amendment of any stock option agreements and stock options amended in the past year, and the granting of any stock options, the establishment of any stock option plans, and the amendment of any stock option plans, stock option agreements or stock options by the Company in the ensuing year, including all matters concerning stock options of the Company described herein. As a consequence of obtaining the approvals of members and Disinterested Shareholders sought, the Company will not be required to seek further approval of shareholders to any matter concerning stock options in the ensuing year providing such matter is otherwise in accordance with the policies of the Exchange. This approval is requested at this time to save the Company the expense of convening an extraordinary meeting of members specifically for the purpose of approving a specific grant of Insiders' stock options or any amendment to any existing stock option plans, stock option agreements or stock options made after the date of the annual general meeting. Management has no present intention of issuing any additional Insiders' stock options or amending any specific stock option plans or stock option agreements at this time other than as referred to herein.

A copy of the policies of the Exchange is available for review during regular business hours at the office of the Company's solicitor, Werbes Sasges & Company, Suite 708 - 1111 West Hastings Street, Vancouver, B.C. V6E 2J3. The Company will determine the Disinterested Shareholders at the Meeting and record separately in the minutes of the Meeting the determination of (i) all members, including Disinterested Shareholders, and (ii) Disinterested Shareholders on the motion concerning stock options.

Stock Options Granted and Exercised in the Past Year

During the financial year ended August 31, 1999, the Company granted the following incentive stock options:

Name of Optionee	Date of Grant	Number of Shares	Expiry Date	Exercise Price
John Loretto	September 17, 1998	50,000	September 16, 2003	$0.20

During the financial year ended August 31, 1999, the Company did not issue any shares pursuant to the exercise of stock options.

The stock options described were granted in accordance with the policies of the Exchange.

Stock Options for the Ensuing Year

 The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them subject to regulatory approval and subject to member approval being obtained with respect to options granted to Insiders of the Company. Options granted will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

Each option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be a director, officer or employee or (b) such date as the board may determine at the time of grant. Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

"Thomas R. Tough"
THOMAS R. TOUGH,
President

DESERT SUN MINING CORP. (the "Company")

P R O X Y

Type of Meeting: Annual General Meeting Meeting Time: 10:00 a.m., Pacific Time
Meeting Date: February 29, 2000   Meeting Location: Boardroom, 708 - 1111 West Hastings Street, Vancouver, B.C.

This proxy is solicited by the management of the Company.
The undersigned registered shareholder of the Company hereby appoints Thomas R. Tough, President of the Company, or failing him, Jane Tough, a Director of the Company, or in the place of the foregoing,
 (Please Print Name) as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof.

Resolutions (for full details of each item please see the notice of meeting and information circular which accompanied this proxy form).

		For	Against	Abstain				For	Withhold
1.	Approving acts of Directors:	___	___	___		3.	Appointing Staley, Okada, Chandler & Scott, Chartered Accountants as auditor at a remuneration to be fixed by the	_____	_____
2.	Approving Incentive Stock Options:	___	___	___			Directors		
						4.	Electing Thomas R. Tough as director:	_____	_____
						5.	Electing Jane Tough as director:	_____	_____
						6.	Electing John C. Loretto as director:	_____	_____

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting

(Signature)   (Date)

Please Print Name

Number of securities held if not otherwise specified._____
This proxy form is not valid unless it is signed and dated. If someone other than the registered shareholder of the Company signs this proxy on the shareholder's behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form. See reverse.

Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of Montreal Trust Company of Canada, or the Company, by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting. The following are the mailing address and facsimile number of Montreal Trust Company of Canada: Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 683-3694.

Notes:

1.	If you cannot attend the meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointin g the management nominees as shown, sign and date and return the proxy form. You have the right to appoint another person, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the meeting. If you wish to appoint another person, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided. Your appointed proxyholder will then have to attend the meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2.	The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3.	If you have returned a proxy form and later decide to vote in person, you may do so by attending the meeting. Please register your attendance with the Company's scrutineers at the meeting and inform them that you have previously returned a proxy form.

4.	If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

5.	A Proxy, to be effective, must be deposited at the office of the Company or the Trust Company, as noted above, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 0-29610
(Registrant)

Date: January 26, 2004   By /s/ Stan Bharti_____
                             Stan Bharti, President/CEO/Director